

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2013

Via E-mail
Kevin Kreisler
Chief Executive Officer
GreenShift Corporation
5950 Shiloh Road East; Suite N
Alpharetta, GA 30005

>   **Re: GreenShift Corporation**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No. 0-50469**

Dear Mr. Kreisler:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   Update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices in Alpharetta, Georgia.

Cautionary Information Regarding Forward Looking Statements, page 2

2.   We note the reference to the Private Securities Litigation Reform Act of 1995. Since you are a penny stock issuer, you are ineligible to rely on the safe harbor provision of the Act. See Section 21E(b)(1)(C) of the Exchange Act. In future filings, remove the reference to the Act.

Business, page 3

3.   In future filings, disclose your dependence on one or a few major customers. See 101(h)(4)(vi) of Regulation S-K. We note the disclosure in Note 4 to the financial

statements that one customer's revenue represented 25% of your total revenue. Please also file any contract with such customer, including any license agreement, to the extent material, as an exhibit(s) to your next Exchange Act report. See Item 601(b)(10)(ii)(B) of Regulation S-K.

4.   In future filings, disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities. See Item 101(h)(4)(x) of Regulation S-K.

Other Matters, page 26

5.   In future filings, include the name of the court or agency in which the matter entitled JMJ Financial v. GreenShift et.al. is pending and the date instituted. See Item 103 of Regulation S-K.

Directors and Executive Officers and Corporate Governance, page 65

6.   In future filings, include employment dates for at least the past five years of Messrs. Edward Carroll, David Winsness, Greg Barlage, and Richard Krablin. See paragraphs (a) and (e)(1) of Item 401 of Regulation S-K.

Executive Compensation, page 67

7.   In future filings, please identify the items included under all other compensation. See Item 402(o)(7) of Regulation S-K.

Related Party Transactions, page 68

8.   Please file the amended and restated technology acquisition agreement as an exhibit to your next Exchange Act report, or, in the alternative, tell us why you believe that you are not required to file the agreement. See Item 601(b)(10) of Regulation S-K.

Exhibits 10(b)(1), 10(d), and 10(e)

9.   Since the three exhibits are not included in the Form 10-K, it appears that you may have intended to incorporate them by reference. If true, identify clearly in future filings any material incorporated by reference and the filing with which the exhibit is filed. See Rule 12b-23(b) of the Exchange Act. Alternatively, file the three exhibits with your next Exchange Act report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Erin K. Jaskot, Staff Attorney, at (202) 551-3442 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief